February 22,
2019

Michael Richman
Chief Executive Officer
NextCure, Inc.
9000 Virginia Manor Road, Suite 200
Beltsville, MD 20705

       Re: NextCure, Inc.
           Draft Registration Statement on Form S-1
           Submitted January 30, 2019
           CIK No. 0001661059

Dear Mr. Richman:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Overview, page 1

1. Please tell us the basis for your belief that your product candidates will be "first-in-class,"
       alternatively, please delete these references.
2. Please revise the third paragraph on page 1 of the prospectus summary to clarify whether or not NC318 or NC410 were developed based upon a target identified from your FIND-
       IO platform. In this regard, we note your disclosure on page 21 that you have not yet initiated or completed a clinical trial of any product candidates for a target identified from your FIND-IO platform.
 Michael Richman
FirstName Inc.
NextCure, LastNameMichael Richman
Comapany NameNextCure, Inc.
February 22, 2019
Page 2
February 22, 2019 Page 2
FirstName LastName
Our Pipeline, page 2

3. Regarding the table on page 2, please tell us why you believe it is appropriate to present to investors information about your discovery and research programs in the same tabular format that you use to present information about your product candidates. Please address in your response why, if true, you believe including your discovery and research programs in the table is material to investors.
Implications of Being an Emerging Growth Company, page 6

4. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Our amended and restated certificate of incorporation, page 62

5. Please reconcile the inconsistencies between your disclosure here and the disclosure regarding your exclusive forum provision in the Choice of Forum section on page 154.
         Please note that we may have additional comments upon review of your revised disclosure and associated organizational documents.
Stock-Based Compensation, page 79

6. We note your disclosure, on page 80, concerning common stock valuations. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Our FIND-IO Discovery Engine, page 99

7. We note your disclosure in the first paragraph that this platform allows you to identify proteins that can be targeted with novel immunomedicines to repair and maintain anti-
         tumor immunity. Please revise to clarify if any of your research programs are directed at any proteins that have been identified using your FIND-IO platform. Michael Richman
NextCure, Inc.
February 22, 2019
Page 3
License Agreement with Yale, page 101

8. We note your disclosure that you are obligated to pay Yale low single-digit royalties on sales of products that are either covered by the patents licensed under the agreement or arise out of Dr. Chen's laboratory, subject to a modest "minimum annual royalty payment." We also note that until you are required to pay royalties under the agreement, you must pay Yale an "annual license maintenance fee." Please revise your description of respective payments to disclose a general range for the payments. Research and Development Collaboration with Lilly, page 102

9. We note that Lilly may be required to pay you support, option exercise and milestone payments and that you have disclosed an aggregate amount for all three payments. Please revise your descriptions of the quarterly research and development support and option exercise payments to disclose a general range for the respective payments.
General

10. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.
11. We note you have filed certain exhibits pursuant to a request for confidential treatment.
         We will provide any comments we have on your application for confidential treatment under separate cover.
        You may contact William Demarest at 202-551-3432 or Yolanda Trotter at 202-551-3472
if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameMichael Richman                              Sincerely,
Comapany NameNextCure, Inc.
                                                               Division of
Corporation Finance
February 22, 2019 Page 3                                       Office of
Healthcare & Insurance
FirstName LastName